[Letterhead of Endesa Américas S.A.]

March 30, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endesa Américas S.A.
CIK: 0001660078
Form Type: 20-F
File Number: 001-37724

Ladies and Gentlemen:

Endesa Américas S.A., a corporation organized under the laws of the Republic of Chile (“Endesa Américas”), has filed the above-referenced Registration Statement on Form 20-F (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the American Depositary Shares (“ADSs”) representing shares of Common Stock, no par value, of Endesa Américas.

Pursuant to Rule 12d1-2 of General Rules and Regulations of the Exchange Act, Endesa Américas hereby respectfully requests acceleration of the effectiveness of the Registration Statement so that the Registration Statement shall become effective at or about 4:00 pm, Eastern Daylight Time on March 31, 2016 or as soon thereafter as practicable, but in any event before the close of business on March 31, 2016.

Endesa Américas has been informed by the New York Stock Exchange (the “NYSE”) that the NYSE has certified to the Commission that the Endesa Américas ADSs have been approved by the NYSE for listing and registration. This request for acceleration of the Registration Statement is being made to facilitate the distribution of the Endesa Américas ADSs and shares of Common Stock, and Endesa Américas believes that acceleration would be appropriate in the public interest and for the protection of investors.

In addition Endesa Américas acknowledges that:

•	Endesa Américas is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Endesa Américas may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENDESA AMÉRICAS S.A.

By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Chief Financial Officer

cc:	Lisa M. Kohl, Esq.
Michael Kennedy, Esq.